7. Subsequent Event

The Investment Advisory Agreement with Alternative Investment Partners, LLC, (the "Adviser") terminated on August 2, 2004 due to the acquisition of an additional interest in the Adviser by Asset Alliance Corporation ("Asset Alliance"). Asset Alliance is a multi-faceted investment management firm specializing in alternative investment management and has owned a controlling interest in AIP since the Fund’s inception. To avoid disruption of the Fund’s investment management program, the Board of Trustees of the Fund (the "Board") approved a new advisory agreement on August 2, 2004, and has recommended that shareholders of the Fund be asked for their approval as well. The new investment advisory agreement provides that, up until and following shareholder approval, the Adviser will continue to provide investment advisory services on the same terms and with the same fee structure under which it currently operates.

In addition, the portfolio research consultant agreement was assigned as a result in the change of control of the Adviser. Under this agreement, Trust Advisors, and affiliate of the Adviser, provides the Adviser with background information and other research, as well as comprehensive reviews of the sub-advisers utilized by the Fund. On August 2, 2004, as a result of the change in control of the Adviser and corresponding assignment of the portfolio research consultant agreement, the Board re-approved the agreement and has recommended that shareholders of the Fund be asked for their approval as well. The portfolio research consultant agreement provides that, up until and following shareholder approval, Trust Advisors will continue to provide consulting services on the same terms and with the same fee structure under which it currently operates.